

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

Mail Stop 4631

<u>Via E-Mail</u>
BioAmber Inc.
Mr. Mario Settino
Chief Financial Officer
1250 Rene Levesque West, Suite 4310
Montreal, Quebec, Canada H3B 4W8

  Re: **BioAmber Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed March 16, 2017
    Form 10-Q for the Fiscal Quarter Ended June 30, 2017
    Filed August 4, 2017
    Form 8-K
    Filed August 3, 2017
    File No. 1-35905

Dear Mr. Settino:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief
        Office of Manufacturing and
        Construction